Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts: Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com

Media Contacts: Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Celestine Lim (65) 6360.4017 celestinelim@charteredsemi.com
CHARTERED ANNOUNCES PRELIMINARY IFA OPINION AND
PRELIMINARY INDEPENDENT DIRECTORS’ RECOMMENDATION
SINGAPORE — Sept. 14, 2009 — Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTEREDSC) issued the following on behalf of its board of directors in reference to the proposed acquisition of Chartered by ATIC International Investment Company (LLC):
Reference
Reference is made to the proposed acquisition (“Acquisition) of Chartered Semiconductor Manufacturing Ltd. (“Company”) by ATIC International Investment Company LLC (“Acquiror”) by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore (“Scheme”), as announced by the Company and the Acquiror jointly on 7 September 2009 (“Joint Announcement”). Terms defined in the Joint Announcement have the same meanings when used herein.
Preliminary IFA Opinion
As noted in the Joint Announcement, the Independent Directors had on 7 September 2009 appointed Deutsche Bank AG, Singapore Branch (“IFA”) as an independent financial adviser to advise them in respect of the Scheme.
At a meeting of the Board on 12 September 2009, the IFA rendered its preliminary opinion, addressed solely to the Independent Directors, in respect of the financial terms of the Scheme.

Based on the IFA’s review of the financial terms of the Scheme, as at 11 September 2009 (being the latest practicable date prior to the date of this Announcement) (“Latest Practicable Date”), the IFA is of the preliminary opinion that the Scheme Consideration is fair and reasonable from a financial point of view (“Preliminary Opinion”).
The Preliminary Opinion is based solely on market, industry, monetary, regulatory and other conditions as at the Latest Practicable Date (“Prevailing Conditions”) and upon publicly available information and information provided to the IFA by the Company and its advisers as at the Latest Practicable Date. The Preliminary Opinion is subject to the bases, assumptions and qualifications to be set out in the IFA Letter (defined below).
In rendering the Preliminary Opinion, the IFA did not have regard to the general or specific investment objectives, financial situation, risk profiles, tax position or particular needs and constraints of any individual Company Shareholder. The Preliminary Opinion is addressed solely to the Independent Directors and is not a recommendation to any Company Shareholder as to how he or she should vote in respect of the Scheme, which remains the sole responsibility of the Independent Directors.
Preliminary Independent Directors’ Recommendation
As noted in the Press Release issued by the Company and the Acquiror jointly on 7 September 2009, given the importance of scale and the need for substantial, continued capital investment in the Company, and having carefully assessed all strategic options available to the Company, the Independent Directors believe that the Acquisition provides the Company Shareholders with an opportunity to realise their investment. In addition, the Acquisition would enable the Company to accelerate its goal of becoming a leading player in the semiconductor industry.
In view of the foregoing, and having regard to the Preliminary Opinion and the Prevailing Conditions, the Independent Directors are of the view that the terms of the Acquisition to be fair and reasonable. Accordingly, the preliminary recommendation of the Independent Directors’, as at the date hereof, is that the Company Shareholders vote in favour of the Scheme at the Court Meeting.
General
Full details of the Scheme, including the final recommendations of the Independent Directors along with the full formal opinion and advice from the IFA with regard to the financial terms of the Scheme (“IFA Letter”), will be included in the Scheme Document to be sent to the Company Shareholders in due course. While the opinion of the IFA and the recommendation of the Independent Directors set out in this Announcement have been described as “preliminary”, in line with those cases where such opinions and recommendations were given in advance of the applicable offeree company circular (which is when they are required to be issued under the Singapore Takeovers Code), they have been given based on work and analysis performed and completed up to the Latest Practicable Date. The final advice of the IFA and the final recommendations of the Independent Directors on the Scheme may be subject to change to reflect any material changes that may occur from the date of this Announcement to the date of the Scheme Document.
Company Shareholders are advised to refrain from taking any action in relation to their Company Shares which may be prejudicial to their interests until they have considered the advice of the IFA to the Independent Directors in the IFA Letter (together with the bases, assumptions and qualifications in the IFA Letter) and the final recommendations of the Independent Directors on the Scheme.
Responsibility Statement
The Directors (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement (other than those relating to the Acquiror and the IFA) are fair and accurate and no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors has been to ensure through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.
More information about the proposed acquisition can be found at www.sgx.com or www.charteredsemi.com.
About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTEREDSC), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 40/45 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
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